SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[June 23, 2003]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-______________________

SIGNATURES

SIGNATURES

Date June 23, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo Executive Vice President & CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation

METSO REBUILDS A PAPER MACHINE AT UPM-KYMMENE RAUMA MILL

(Helsinki, Finland, June 23, 2003) — Metso Corporation’s (NYSE: MX; HEX: MEO) fiber and paper technology business area Metso Paper will supply a paper machine rebuild at UPM-Kymmene’s Rauma mill. The modernization of the SC paper machine will improve paper quality, machine efficiency and running speed. The rebuilt machine will start up in spring 2004. The value of the order is in excess of EUR 20 million.

The modernization comprises of a new headbox and a wire section as well as modifications in the press section and the dryer section. In addition, Metso Automation will supply a control system for the headbox. With the rebuild, the quality — for example, printability and printing press runnability — will be improved significantly. Machine efficiency will be improved through better runnability and stability. The average running speed will be raised by approximately 150 m/min, and annual capacity by approximately 30,000 tonnes.

The PM 2 was originally supplied by Beloit in 1971. It has a wire width of 9.15 m and a construction speed of 1400 m/min. Valmet rebuilt the machine extensively in 1990.

UPM-Kymmene’s Rauma mill has four paper machines, two of which produce light weight coated magazine papers (LWC) while the other two produce supercalendered magazine papers (SC) for offset and rotogravure printing. PM 2 produces SC rotogravure papers, which are used by magazine and directory publishers worldwide. The annual paper production capacity of the Rauma mill is 1.2 million tonnes and the mill employs 1,200 people.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2002, the net sales of Metso Corporation were EUR 4.7 billion and the personnel totaled approximately 28,500. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:

Ilpo Ollila, Vice President, Sales, tel. +358 40 502 4013

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004 USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 617 369 7850.